UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                    to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

Financial Statements as of and for the

Years Ended December 31, 2003 and 2002,

Supplemental Schedule as of December 31,

2003, and Independent Auditors’ Report

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

May 28, 2004

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 and 2002

	2003	2002
PARTICIPANT DIRECTED INVESTMENTS	$174,007,781	$137,953,834
CONTRIBUTIONS RECEIVABLE:
Employer	3,003,613	4,316,654
Participants	—	—

Total contributions receivable	3,003,613	4,316,654

NET ASSETS AVAILABLE FOR BENEFITS	$177,011,394	$142,270,488

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$142,270,488	$97,957,470
INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation/(depreciation) of investments	28,351,258	(20,028,787)
Interest and dividend income	1,675,166	1,410,953
Loan interest	370,153	413,566
Employee contributions	8,743,315	8,783,384
Employer contributions	5,998,629	6,450,529
Rollover contributions	187,327	574,659
Distributions to participants	(10,538,842)	(8,955,430)
Transfers of plan assets, net	—	55,700,944
Administrative expenses	(46,100)	(36,800)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$177,011,394	$142,270,488

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE

YEARS ENDED DECEMBER 31, 2003 and 2002

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administrator and Trustee - The Company has appointed a committee consisting of Company officers and employees to be the Plan administrator. State Street Bank and Trust (the trustee) holds the Plan investments in a commingled trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility - Under the terms of the Plan, an employee (who is not a member of a group of employees covered by a collective bargaining unit) scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions - Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2003 and 2002, the Company contributed an amount equal to 30% of the first 6% of base compensation that a participant contributes to the Plan. While none have been made to date, the Company may also make additional discretionary profit sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their basic, supplementary, and Company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Apogee Stock Fund.

Vesting - Participants’ basic and supplementary contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $190,812 in 2003 and $833,700 in 2002.

Loans - The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 5.00% to 5.25% in 2003. Participant loans of $5,864,045 and $5,470,216 were outstanding as of December 31, 2003 and 2002, respectively.

Distributions - Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70-1/2; however, a 5% owner may not defer his or her distribution beyond age 70-1/2.

Employees may make withdrawals upon attainment of age 59-1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the Internal Revenue Service (IRS). Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

2.	APOGEE ENTERPRISES, INC. RETIREMENT TRUST

The Plan invests its assets on a commingled basis in the Apogee Enterprises, Inc. Retirement Trust (the Trust).

Under the terms of the Trust agreement, the trustee maintains custody of the funds on behalf of the Trust and is also responsible for participant accounting. The trustee granted certain advisory responsibilities to State Street Global Advisors, Franklin Templeton, and MFS Investment Management.

All Plan and Trust expenses, except for investment management fees, brokerage commissions, and certain loan fees, are paid by the Company. Investment management fees and brokerage commissions are netted against investment income. Administrative expenses of approximately $47,000 in 2003 and $118,000 in 2002 were paid by the Company for the Trust.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	Investments, except for loans to participants, are valued at fair value provided by the trustee and based on quoted market prices obtained from national securities exchanges and other published sources. Loans to participants are valued at outstanding principal.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. The pro rata share of each fund’s investment income from the Trust represents the Plan’s proportionate share of investment income from the Trust for each fund. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan’s share of the underlying net assets of the Trust.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, are as follows:

	2003	2002
State Street Global Advisors Moderate Asset Allocation Fund*	$53,061,969	$42,461,593
State Street Global Advisors Principal Accumulation Return Fund*	29,470,353	28,577,491
State Street Global Advisors S&P 500 Index Fund*	14,542,338	10,433,845
State Street Global Advisors Large Cap Value Fund*	13,140,897	9,672,606
Franklin Small Cap Growth Fund II	15,964,335	9,329,492
Apogee Enterprises, Inc. common stock*	10,056,693	8,101,728
State Street Global Advisors International Growth Opportunities Fund*	9,323,109	**

*	Denotes party-in-interest
**	less than 5%

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

State Street Global Advisors Moderate Asset Allocation Fund*	$9,048,929
Franklin Small Cap Growth Fund II	4,938,364
State Street Global Advisors S&P 500 Index Fund*	3,198,067
State Street Global Advisors Large Cap Value Fund*	2,802,600
State Street Global Advisors International Growth Opportunities Fund*	2,295,784
Apogee Enterprises, Inc. common stock*	2,169,785
State Street Global Advisors Midcap Fund*	1,695,046
State Street Global Advisors Aggressive Asset Allocation Fund*	958,637
MFS Strategic Growth Fund (A)	849,814
State Street Global Advisors Bond Market Fund*	260,361
State Street Global Advisors Conservative Asset Allocation Fund*	133,871
State Street Global Advisors Principal Accumulation Return Fund*	—

Net appreciation/(depreciation) of investments	$28,351,258

*	Denotes party-in-interest

5.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002 from the IRS stating that the Plan and related Trust are designed in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since the date of the letter.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. Plan management believes the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

6.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant account balances would become 100 percent vested.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust. State Street Bank and Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 869,735 and 909,754 units, respectively, of common stock of Apogee Enterprises, Inc., the sponsoring employer, with a cost basis of $8,143,010 and $8,373,621 respectively. During the year ended December 31, 2003 and 2002, the Plan recorded dividend income from its Apogee common stock of $206,474 and $165,808, respectively.

8.	RECONCILIATION TO THE FORM 5500

At December 31, 2003 and 2002, distributions to participants in the financial statements differ from the Form 5500 as filed with the IRS as follows:

	2003	2002
Distributions per the Form 5500	$10,060,851	$8,630,146
Benefits Payable at December 31, 2001	—	21,482
Deemed distributions of participant loans per the Form 5500	477,991	303,802

Distributions to participants per the financial statements	$10,538,842	$8,955,430

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2003

Description	Cost	Current Value
State Street Global Advisors Principal Accumulation Return Fund*	**	$29,470,353
State Street Global Advisors Bond Market Fund*	**	5,217,412
State Street Global Advisors S&P 500 Index Fund*	**	14,542,338
State Street Global Advisors Large Cap Value Fund*	**	13,140,897
MFS Strategic Growth Fund (A)	**	4,260,821
State Street Global Advisors Midcap Fund*	**	6,778,235
Franklin Small Cap Growth Fund II	**	15,964,335
State Street Global Advisors International Growth Opportunities Fund*	**	9,323,109
State Street Global Advisors Conservative Asset Allocation Fund*	**	1,711,963
State Street Global Advisors Moderate Asset Allocation Fund*	**	53,061,969
State Street Global Advisors Aggressive Asset Allocation Fund*	**	4,615,611
Apogee Enterprises, Inc. common stock*	**	10,056,693
Loans to participants, with interest ranging from 5.00% to 5.25%*	**	5,864,045

Total investments		$174,007,781

*	Denotes party-in-interest.

**	Historical cost has been omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC., the Plan Administrator

	By:	/s/ WILLIAM F. MARCHIDO

William F. Marchido
Chief Financial Officer

Date: June 4, 2004